UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NAVIGANT CONSULTING, INC.

(Name of Subject Company (Issuer))

NAVIGANT CONSULTING, INC.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.001 Per Share

(including the associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

63935N107

(CUSIP Number of Class of Securities)

Richard X. Fischer

Vice President,

General Counsel and Secretary

Navigant Consulting, Inc.

615 North Wabash Avenue

Chicago, Illinois 60611

(312) 573-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven Sutherland

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$236,250,000	$25,279

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,500,000 shares of common stock at the maximum tender offer price of $22.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals $107 per million of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Navigant Consulting, Inc., a Delaware corporation (the “Company”), to purchase up to 10.5 million shares of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the “rights”) issued under the Rights Agreement, dated as of December 15, 1999, between the Company and LaSalle Bank, N.A. (as successor to American Stock Transfer & Trust Company), as Rights Agent, at a price not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Navigant Consulting, Inc., a Delaware corporation, and the address of its principal executive office is 615 North Wabash Avenue, Chicago, Illinois 60611. The telephone number of its principal executive office is (312) 573-5600.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Tender Offer”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Certain Financial Information”);

•	Section 11 (“Information About Navigant Consulting, Inc.”);

•	Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 15 (“United States Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information in the “Introduction” to the Offer to Purchase and in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”) is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Financial Information”), Section 11 (“Information about Navigant Consulting, Inc.”), Section 13 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated May 9, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(F)	Press Release, dated May 9, 2007 (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated May 9, 2007)

(a)(1)(G)*	Form of Summary Advertisement, dated May 9, 2007

(a)(1)(H)*	Form of Letter to Participants in the Navigant Consulting 401(k) Plan, dated May 9, 2007

(a)(1)(I)*	Questions and Answers for Employees Regarding Tender Offer

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(b)*	Credit Facilities Commitment Letter between Navigant Consulting, Inc. and Bank of America, N.A. and Banc of America Securities LLC, dated April 25, 2007

(d)(1)	Rights Agreement dated as of December 15, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent, (which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C) (incorporated by reference from the Company’s Current Report on Form 8-K dated December 17, 1999)

(d)(2)	Substitution of Successor Rights Agent and Amendment No. 1 to Rights Agreement dated as of June 1, 2005 between the Company and LaSalle Bank, as Successor Rights Agent (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(3)	Long-Term Incentive Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(4)	2001 Supplemental Equity Incentive Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-81680) filed with the SEC on January 30, 2002)

(d)(5)	Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-53506) filed with the SEC on January 10, 2001)

(d)(6)	Amendment No. 1 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(7)	Amendment No. 2 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(8)	Amendment No. 3 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(9)	Amendment No. 4 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(10)	Amendment No. 5 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(11)	2005 Long-Term Incentive Plan of the Company, as amended (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 28, 2007)

(d)(12)	Navigant Consulting, Inc. Employee Stock Purchase Plan, effective January 1, 2007 (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 27, 2006)

(d)(13)	Form of Restricted Stock Award Agreement (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(14)	Form Non-Qualified Stock Option Award (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(15)	Navigant Consulting, Inc. Directors’ Deferred Fees Plan (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(16)	First Amendment of the Navigant Consulting, Inc. 2001 Supplemental Equity Incentive Plan, effective as of April 16, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated April 17, 2007)

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2007	NAVIGANT CONSULTING, INC.

	By:	/s/ RICHARD X. FISCHER
	Name:	Richard X. Fischer
	Title:	Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 9, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(F)	Press Release, dated May 9, 2007 (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated May 9, 2007)

(a)(1)(G)*	Form of Summary Advertisement, dated May 9, 2007

(a)(1)(H)*	Form of Letter to Participants in the Navigant Consulting 401(k) Plan, dated May 9, 2007

(a)(1)(I)*	Questions and Answers for Employees Regarding Tender Offer

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(b)*	Credit Facilities Commitment Letter between Navigant Consulting, Inc. and Bank of America, N.A. and Banc of America Securities LLC, dated April 25, 2007

(d)(1)	Rights Agreement dated as of December 15, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent, (which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C) (incorporated by reference from the Company’s Current Report on Form 8-K dated December 17, 1999)

(d)(2)	Substitution of Successor Rights Agent and Amendment No. 1 to Rights Agreement dated as of June 1, 2005 between the Company and LaSalle Bank, as Successor Rights Agent (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(3)	Long-Term Incentive Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(4)	2001 Supplemental Equity Incentive Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-81680) filed with the SEC on January 30, 2002)

(d)(5)	Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-53506) filed with the SEC on January 10, 2001)

(d)(6)	Amendment No. 1 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(7)	Amendment No. 2 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(8)	Amendment No. 3 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(9)	Amendment No. 4 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(10)	Amendment No. 5 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(11)	2005 Long-Term Incentive Plan of the Company, as amended (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 28, 2007)

(d)(12)	Navigant Consulting, Inc. Employee Stock Purchase Plan, effective January 1, 2007 (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 27, 2006)

(d)(13)	Form of Restricted Stock Award Agreement (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(14)	Form Non-Qualified Stock Option Award (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(15)	Navigant Consulting, Inc. Directors’ Deferred Fees Plan (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(16)	First Amendment of the Navigant Consulting, Inc. 2001 Supplemental Equity Incentive Plan, effective as of April 16, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated April 17, 2007)

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.